Exhibit (a)(1)(G)

Amended and Restated Offer to Purchase and Exchange

Outstanding Warrants to Purchase Common Stock

of

Westway Group, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 21, 2010, UNLESS THE  OFFER IS EXTENDED.

September 8, 2010

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Westway Group, Inc., a Delaware corporation (“Westway” or the “Company”), is offering to holders of up to 45,999,900 warrants, each exercisable into one share of its common stock, par value $0.0001 per share, for $5.00 per share (the “warrants”), the opportunity to receive either (i) $0.13 per warrant tendered by the holder, net to such holder in cash, without interest and less any required withholding taxes (the “Cash Purchase Price”), (ii) one share of Westway’s class A common stock for every 30 warrants tendered for exchange and not tendered for cash by the holder or (iii) any combination of cash and stock as the holder may elect on the terms set forth above.

The offer is upon the terms and subject to certain conditions described in this Amended and Restated Offer to Purchase and Exchange (this “Offer to Purchase and Exchange”) and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase and Exchange, as they may be amended or supplemented from time to time, constitute the “Offer”).

Warrants eligible to be tendered pursuant to the Offer include 45,999,900 warrants issued in our initial public offering, but do not include 1,400,000 warrants included in units representatives of the underwriters in our initial public offering have an option to purchase (the “Underwriter Warrants”) or 5,214,286 warrants issued to our founders in a private placement in connection with our initial public offering (the “Founder Warrants”).

Please furnish copies of the enclosed materials to your clients for whom you hold warrants registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the warrants shall refer to warrants to purchase shares of the common stock of the Westway.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase and Exchange dated September 8, 2010;

2.	Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering warrants of your clients;

3.	Amended and Restated Letter to Clients, for you to send to your clients and for whose account you hold warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary.

Warrant holders must make their own decision as to whether to tender their warrants and, if so, how many warrants to tender and at what price or prices. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and Exchange and in the Letter of Transmittal, including Westway’s reasons for making the Offer.

It is our current intent not to conduct another tender offer for the warrants prior to their expiration on May 24, 2011. However, we reserve the right to do so in the future, including by redemption of the warrants if and when we are permitted to do so pursuant to the terms of the warrants.

The Offer is only open for warrants. We also have outstanding shares of common stock and units, each comprising one share of common stock and two warrants. On behalf of your clients, you may tender warrants that are included in units, but to do so such warrants must first be separated from the units prior to tendering such warrants. See Section 3 of the Offer to Purchase and Exchange.

The Offer is subject to important conditions, including that there are validly tendered and not withdrawn before the expiration of the Offer a number of warrants representing at least 70% of the total number of warrants outstanding (not including the Underwriter Warrants or the Founder Warrants). See Section 6 of the Offer to Purchase and Exchange. All tenders must be in proper form as described in Section 3 of the Offer to Purchase and Exchange to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, September 21, 2010, unless the Offer is extended.

Under no circumstances will interest be paid on the Cash Purchase Price of the warrants regardless of any extension of, or amendment to, the Offer or any delay in paying for such warrants.

Westway will not pay any fees or commissions to any broker, dealer or other person (other than to the Information Agent, as described in the Offer to Purchase and Exchange) in connection with the solicitation of tenders of warrants pursuant to the Offer. However, Westway will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. Westway will pay or cause to be paid any stock transfer taxes applicable to its purchase of warrants pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase and Exchange).

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Purchase and Exchange.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.

Very truly yours,

WESTWAY GROUP, INC.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of Westway, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

(203) 658-9400

westway.info@morrowco.com

Warrant Holders Call Toll Free: (800) 662-5200

Banks and Brokers Call Collect: (203) 658-9400

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